DISH NETWORK CORPORATION 9601 South Meridian Boulevard Englewood, Colorado 80112

RESPONSE TO SEC LETTER OF MARCH 11, 2008

March 25, 2008

Via EDGAR and FedEx

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-0404

Re: DISH Network Corporation (“DISH Network” or the “Company”)
Form 10-K for the fiscal year ended December 31, 2007
Filed February 26, 2008
File No. 0-26176

Dear Mr. Spirgel:

We are supplying the following responses to the comments contained in your letter dated March 11, 2008, regarding the above-referenced document.  Our responses are numbered in accordance with the numbered comments in your letter.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Form 10-K for the fiscal year ended December 31, 2007

Note 2.  Inventories, page F-12

1.
Please tell us the nature of the service repair costs included in inventories.  Also, tell us why it is appropriate to include these costs in inventories.  Refer to your basis in the accounting literature.

All service repair costs, also referred to as refurbishment and repair costs, are expensed as incurred and included in “Subscriber-related expenses” in the Consolidated Statements of Operations and Comprehensive Income (Loss).  Please see description of “Subscriber-related expenses” on page F-17 of our Annual Report on Form 10-K for the year ended December 31, 2007.

“Work-in-process – service repair and refurbishment” included in the inventories table on page F-12 includes only the carrying value of equipment returned for repair or refurbishment.  The title is used to distinguish this equipment from new work-in-process equipment.

In response to the Staff’s comment, in future SEC filings we will change this category of inventory to “Work-in-process – used.”

Note 2.  Subscriber-Related Expenses, page F-17
Note 2.  Equipment Lease Program, page F-18

2.
We note that you are capitalizing installation costs as property and equipment for leased equipment under the AT&T arrangement.  Tell us, in detail, the nature of the costs you are capitalizing under this arrangement.  Also, tell us why it is appropriate to capitalize these costs.  Refer to your basis in the accounting literature.

Installation costs under all of our promotions, including under our AT&T arrangement, are expensed as incurred.  Our disclosure on page F-17 of our Annual Report on Form 10-K for the year ended December 31, 2007, states “Expenses from installation and certain other services performed at the request of AT&T are recognized as the services are performed.”

In response to the Staff’s comment, we will further clarify the policy in our future SEC filings by updating the disclosure as underlined below:

“Subscriber-related expenses” also include the cost of sales from equipment sales, and expenses related to installation and other services from our original agreement with AT&T.  Cost of sales from equipment sales to AT&T are deferred and recognized over the estimated average co-branded subscriber life.  Expenses

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

from installation and certain other services performed at the request of AT&T are recognized as the services are performed.  Costs from installations and non-leased equipment provided to subscribers under the revised AT&T agreement are included in “Subscriber acquisition costs.”  The cost of equipment leased to subscribers under our revised AT&T agreement is included in capital expenditures.  We are continuing to include in “Subscriber-related expenses” the costs deferred from equipment sales made to AT&T.  These costs are being amortized over the estimated life of the subscribers acquired under the original AT&T agreement.

3.
Please tell us if installation costs under your equipment lease promotion are capitalized as property and equipment. If so, tell us why it is appropriate to capitalize these costs. Refer to your basis in the accounting literature.

Installation costs are expensed as incurred and included in “Subscriber-related expenses” or “Subscriber acquisition costs.”  Please refer to our description of “Subscriber Acquisition Costs” on page F-18 of our Annual Report on Form 10-K for the year ended December 31, 2007, which states:

Subscriber Acquisition Costs.  Subscriber acquisition costs in our Consolidated Statements of Operations and Comprehensive Income (Loss) consist of costs incurred to acquire new subscribers through third parties and our direct customer acquisition distribution channel.  Subscriber acquisition costs include the following line items from our Consolidated Statements of Operations and Comprehensive Income (Loss):

•
“Cost of sales – subscriber promotion subsidies” includes the cost of our receiver systems sold to retailers and other distributors of our equipment and receiver systems sold directly by us to subscribers.

•	“Other subscriber promotion subsidies”includes net costs related to promotional incentives and costs related to installation.
•	“Subscriber acquisition advertising”includes advertising and marketing expenses related to the acquisition of new DISH Network subscribers. Advertising costs are expensed as incurred.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

4.
Please tell us if you capitalize any other costs related to the equipment lease promotion. If so, tell us the nature of each cost you are capitalizing and the total amount of these costs capitalized in 2007, 2006 and 2005. Also tell us why it is appropriate to capitalize these costs. Refer to your basis in the accounting literature.

We capitalize only the cost of certain equipment including receivers, remote controls, low-noise block converters (“LNBs”) and certain switching equipment leased under our equipment lease promotions for which we retain title.  All other costs associated with our lease promotions are expensed as incurred.

The cost of equipment capitalized under our lease programs totaled approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC].

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

In accordance with your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings.   Should you have any questions or  comments regarding our responses, please call me at (720) 514-5152.  I can also be reached by fax at 720-514-5957.

Sincerely,

/s/  Bernard L. Han
Bernard L. Han
Chief Financial Officer

cc:        Kyle Moffatt, SEC
Dean Suehiro, SEC

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299